                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended September 30, 1998

                                       or

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            -----------   ----------


                     EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                              PROFIT SHARING PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)


                        MARINER POST-ACUTE NETWORK, INC.

                               ONE RAVINIA DRIVE
                                   SUITE 1500
                             ATLANTA, GEORGIA 30346

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

                     EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                               PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1997

                     EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                               PROFIT SHARING PLAN

                                    CONTENTS

                                                                  PAGE
Independent Auditors' Report                                        1

Statement of Net Assets Available for Benefits                      2

Statement of Changes in Net Assets Available for Benefits           3

Notes to Financial Statements                                     6-7

                          Independent Auditors' Report


To the Plan Administrator
Evergreen Healthcare Employees' 401(k)
  Profit Sharing Plan


We have audited the accompanying statement of net assets available for benefits of Evergreen Healthcare Employees' 401(k) Profit Sharing Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Evergreen Healthcare Employees' 401(k) Profit Sharing Plan at December 31, 1997, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
June 30, 1999

                     EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                               PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997

ASSETS
     Plan interest in master trust-Notes 2 and 6                    $1,963,696
                                                                    ----------

     Loans receivable from participants                                 25,188
                                                                    ----------

             Total Investments                                       1,988,884

     Accrued income                                                     65,534
     Employer contribution receivable                                   59,226
     Other receivable                                                      930
                                                                    ----------

             Total Assets                                            2,114,574

LIABILITIES
     Other Liabilities                                                   4,717
                                                                    ----------

NET ASSETS AVAILABLE FOR BENEFITS                                   $2,109,857
                                                                    ==========

See Accompanying Notes to Financial Statements.

                     EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                               PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1997

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO
     Employer contributions                                               $    59,226
     Investment income:
         Interest and dividend income                                         161,645
         Net appreciation in value of investments-Note 2                      114,994
         Other                                                                 37,962
                                                                          -----------
             Total Additions                                                  373,827
                                                                          -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO
     Benefit payments to participants                                         452,682
     Stock redemption charges                                                  59,226
     Other                                                                      6,752
                                                                          -----------
             Total Deductions                                                 518,660
                                                                          -----------

NET DECREASE                                                                 (144,833)

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of Year                                                      2,254,690
                                                                          -----------

     End of Year                                                          $ 2,109,857
                                                                          ===========

See Accompanying Notes to Financial Statements.

                     EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                               PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

         The following description of Evergreen Healthcare Employees' 401(k) Profit Sharing Plan (the Plan) provides only general information. Plan participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL: The Plan is a defined contribution plan covering all active full-time employees of Evergreen Healthcare (the Employer) who have completed at least 1,000 hours of service in a 12 month period and who are at least 21 years of age. The Plan is subject to and complies with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was frozen beginning in 1996.

         ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INCOME TAX STATUS: The Plan obtained its latest determination letter on March 30, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

         INVESTMENTS in master trust accounts are reported at fair value by the trustee of the Plan, UMB Bank, N.A., based on quoted market prices of the securities.

         CONTRIBUTIONS: Beginning in 1996, there were no contributions to the Plan due to the Plan being frozen. Prior to 1996, Plan participants made contributions to various investments on a pre-tax basis as allowed under Section 401(k) of the Internal Revenue Code. The Employer made "matching" contributions equal to 15% of the participants' elective contribution. In addition, participants were allowed to make "rollover" contributions to the Plan using amounts distributed to them from other plans.

         PARTICIPANT INVESTMENT ACCOUNTS are maintained by the Plan's third party administrator, Louis Kravitz & Associates, for each participant and are credited with the participant's contributions, matching Employer contributions, and participant rollover contributions.

         PLAN BENEFITS: The benefits to which a participant is entitled are the benefits that can be provided from the participant's individual accounts. Benefits are payable upon retirement at age 65 or upon total and permanent disability or death. Participants are 100% vested in their account balances for all employee contributions. Beginning in 1996, participants are 100% vested in matching Employer contributions due to the Plan being frozen.

         ADMINISTRATIVE COSTS: The Employer absorbs significant costs of administration for the Plan.

         WITHDRAWALS AND LOANS: Generally, a participant may not withdraw any portion or the balance of his or her account. In special financial hardship situations, participants may be permitted to withdraw their balance.

         PLAN TERMINATION: Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will not have any decreased vested percentage in their accounts.

NOTE 2 - PARTICIPANT-DIRECTED ACCOUNTS

         Participants are permitted to self-direct their Plan contributions into any of the available investment options. The following table depicts the changes in net assets available for benefits for each of these options for the year ended December 31, 1997:

                                                                           POOLED SEPARATE ACCOUNTS
                                                           ---------------------------------------------------------

                                          GUARANTEED        COMPANY         CAPITAL         MANAGED          STOCK     PARTICIPANT
                                           INTEREST          STOCK       APPRECIATION        INDEX           INDEX        LOANS
                                            ACCOUNT           FUND            FUND            FUND           FUND      RECEIVABLE
INVESTMENTS AT DECEMBER 31, 1996         $ 1,123,283       $ 228,010       $ 370,347       $ 280,049       $ 227,813     $25,188
                                              *               *                *               *               *
Add:
     Investment income received
     Net appreciation (depreciation)           6,609          24,325          20,324          10,020          22,339
     Other income

Less:
     Benefit payments to participants
     Stock redemption charges
     Other                                    (7,681)

     Transfers outside Plan               (1,122,211)       (252,335)       (390,671)       (290,069)       (250,152)
     Transfers within Plan                        --              --              --              --              --          --
                                         -----------       ---------       ---------       ---------       ---------     -------

INVESTMENTS AT DECEMBER 31, 1997         $        --       $      --       $      --       $      --       $      --     $25,188
                                         ===========       =========       =========       =========       =========     =======
                                                                    MASTER TRUST
                                           -----------------------------------------------------------
                                               CASH
                                            MANAGEMENT       INVESTMENT
                                              TRUST OF         COMPANY        INCOME
                                              AMERICA        OF AMERICA       FUND OF       GRANCARE
                                               FUND              FUND         AMERICA        ACCOUNT           TOTAL
INVESTMENTS AT DECEMBER 31, 1996           $        --       $      --       $      --       $      --       $2,254,690

Add:
     Investment income received                 57,169          53,882          50,451              78          161,580
     Net appreciation (depreciation)            65,058         (38,505)        (20,825)        (39,820)          49,525
     Other income                                               24,218          13,744                           37,962

Less:
     Benefit payments to participants         (447,966)                                                        (447,966)
     Stock redemption charges                                                                  (59,226)         (59,226)
     Other                                                                                                       (7,681)

     Transfers outside Plan                  1,997,809                                         307,629               --
      Transfers within Plan                   (918,528)        559,807         417,174         (58,453)              --
                                           -----------       ---------       ---------       ---------       ----------

INVESTMENTS AT DECEMBER 31, 1997           $   753,542       $ 599,402       $ 460,544       $ 150,208       $1,988,884
                                           ===========       =========       =========       =========       ==========
                                                 *               *               *               *

* Investment represents 5% or more of the Plan's net assets available for benefits at the date shown.

The Plan's investments (including investments bought, sold, as well as held during the period) appreciated (depreciated) in value for the year ended December 31, 1997 as follows:

         Mutual Fund Shares                  $ 108,150
         Stock Index Fund                       22,339
         Company Stock Fund                    (15,495)
                                             ---------

         Net Appreciation                    $ 114,994
                                             =========

Net appreciation includes net realized gains of $162,674 for the year ended December 31, 1997, computed in accordance with Department of Labor Regulations under which cost is determined to be the fair value of the investment at the beginning of the year.

NOTE 3 - PLAN AMENDMENTS

         The Plan was amended effective January 1, 1997 to conform to the administrative provisions and features of the Grancare, Inc. 401(k) Savings Plan.

NOTE 4 - PLAN MERGER

         The Plan Administrator intends to merge the Plan into Grancare Inc., 401(k) Savings Plan.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the accompanying 1997 financial statements to the Form 5500:

                    Net assets available for benefits per the financial
                     statements                                                     $ 2,109,857

                    Benefit obligations currently payable for withdrawing
                     participants                                                       (65,515)
                                                                                    -----------

                    Net Assets per Form 5500                                        $ 2,044,342
                                                                                    ===========

         The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

                    Benefit payments to participants per the financial
                     statements                                                     $   452,682
                    Add:  Amounts payable at end of year                                 65,515
                                                                                    -----------

                    Benefit Payments to Participants per Form 5500                  $   518,197
                                                                                    ===========

NOTE 6 - INTEREST IN NEW GRANCARE, INC. MASTER TRUST

         A portion of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and one other New Grancare, Inc. Company sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by UMB Bank, N.A. (Trustee). At December 31, 1997, the Plan's interest in net assets of the Master Trust was approximately 7%. Investment income relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

         The following table presents the fair values of investments for the Master Trust at December 31, 1997:

            Common Stocks Mutual Fund Shares                          $ 1,813,488
            Company Stock Fund                                            150,208
                                                                      -----------

                                                                      $ 1,963,696
                                                                      ===========

         Investment income for the Master Trust for 1997 is as follows:

             Net appreciation (depreciation) in fair value of investments:
                Mutual fund shares                                                  $     5,728
                Company stock fund                                                      (39,820)
                                                                                    -----------
                                                                                        (34,092)
             Interest and dividend income                                               161,645
             Other income                                                                37,962
                                                                                    -----------

                                                                                    $   165,515
                                                                                    ===========

                                   Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         EVERGREEN HEALTHCARE EMPLOYEES' 401(K)
                                         PROFIT SHARING PLAN


                                         By: /s/ Scott C. Harris
                                             -------------------


Date: 9/20/01

                    [KATZ, SAPPER & MILLER, LLP LETTERHEAD]



          Consent of Katz, Sapper & Miller, LLP, Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-39485), as amended, pertaining to the Evergreen Healthcare Employees' 401(k) Profit Sharing Plan of our report dated September 18, 1998, with respect to the 1997 financial statements of the Evergreen Healthcare Employees' 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


/s/ Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
September 20, 2001